Exhibit 21.1
LIST OF SUBSIDIARIES

At the time of this filing, the following entities are subsidiaries of Morgan Stanley Direct Lending Fund:

Company Name	Jurisdiction of Organization

DLF CA SPV LLC	Delaware
DLF SPV LLC	Delaware
DLF Financing SPV LLC	Delaware
DLF Equity Holdings LLC	Delaware